For Immediate Release

Bright Minds Biosciences to Host Key Opinion Leader Symposium on
Dravet Syndrome

-- Review of Phase I ready BMB-101 and upcoming milestones --

-- Webcast to be held on May 19, 2022, 4:00pm ET --

Vancouver, BC – May 12, 2022 – Bright Minds Biosciences (“Bright Minds,” “BMB” or the “Company”) (Nasdaq: DRUG) (CSE: DRUG), a biotechnology company focused on developing novel drugs for the targeted treatment of neuropsychiatric disorders, epilepsy, and pain, today announced that the Company will host a symposium with Key Opinion Leaders on Dravet Syndrome and recent therapeutic developments within the competitive landscape.

Speakers include Ian McDonald, Chief Executive Officer, Dr. Revati Shreeniwas, Chief Medical Officer, Professor John McCorvy, PhD, Senior Advisor to Bright Minds, and Key Opinion Leaders, Dr. Joseph Sullivan, Director of the UCSF Pediatric Epilepsy Center, and Dr. Scott Perry, Head of Neurosciences Cook Children’s Jane and John Justin Neurosciences Center; and Medical Director, Genetic Epilepsy. The Company will provide an update on BMB-101, Bright Minds’ lead R&D program for the treatment of Dravet syndrome, and host a Q&A session with the KOLs.

Dr. Joseph Sullivan, a pediatric neurologist, serves as director of the UCSF Benioff Children’s Hospital Pediatric Epilepsy Center, where he specializes in evaluating and caring for children with epilepsy, particularly refractory epilepsy, in which medications fail to control seizures. He has special interests in Dravet syndrome and PCDH19-related epilepsy, two genetic forms of the condition.

Dr. Sullivan is a member of the American Epilepsy Society and serves on boards for several organizations. His roles include chair of the PCDH19 Alliance's scientific advisory board, and member of the Dravet Syndrome Foundation's medical advisory board and board of directors. He earned his medical degree at Albany Medical College.

Dr. Scott Perry is the Head of Neurosciences at the Cook Children’s Jane and John Justin Neurosciences Center; and Medical Director, Genetic Epilepsy. His clinical and research interests focus on the treatment of childhood onset epilepsy, specifically those patients with uncontrolled epilepsy or those for which the cause has not been determined. Dr. Perry created the Genetic Epilepsy Clinic at Cook Children's to improve the diagnosis, understanding, and treatment of children with these rare conditions.

Dr. Perry serves on a number of local, national, and international committees dedicated to improving the care of childhood onset epilepsy. He earned his medical degree from the University of Mississippi School of Medicine.

Webcast Information

Date:                           Thursday, May 19, 2022

Time:                         4:00pm ET

Webcast Live and Replay: View Program

An archived replay of the presentation will be available on the Company’s website immediately following the conference at: https://brightmindsbio.com/investors/.

Today, the Company also announced it has issued an aggregate of 100,000 restricted share units of the Company (“RSUs”) pursuant to the Company’s RSU plan and an aggregate 25,000 common shares in the capital of the Company at an issue price of $1.57 (the “Common Shares”) to certain members of its Board of Directors and Scientific Advisory Board. The RSUs are subject to vesting provisions pursuant to which 25% will vest annually, and all Common Shares will be placed in a voluntary escrow, with 25% being released annually. The Company also has buyback rights of the Common Shares. All securities issued are further subject to a hold period of four months and one day from the date of issuance.

About BMB-101

BMB-101, a 5-HT2C selective and biased agonist, has demonstrated compelling activity in a host of in-vitro and in-vivo non-clinical tests. Compared to Locaserin, BMB-101 exhibits strong Gq signaling coupled with minimal beta-arrestin recruitment. Mechanistically, Serotonin (5- Hydroxytryptamine, 5-HT) is a monoamine neurotransmitter widely expressed in the central nervous system, and drugs modulating 5-HT have made a major impact in mental health disorders. Central 5-HT systems have long been associated with the control of ingestive behavior and the modulation of behavioral effects of psychostimulants, opioids, alcohol and nicotine. Over the past decade, the various 5-HT receptor subtypes have been cloned and characterized. Results of clinical trials and animal studies indicate that 5-HT2C up receptor agonists may have therapeutic potential in the treatment of addiction by decreasing the intake of opioids as well as impulsive behavior that can escalate compulsive drug use.

About Dravet Syndrome

Dravet syndrome is an epilepsy syndrome that begins in infancy or early childhood and can include a spectrum of symptoms ranging from mild to severe. Children with Dravet syndrome show focal (confined to one area) or generalized (throughout the brain) convulsive seizures that start before 15 months of age (often before age one). These initial seizures are often prolonged and involve half of the body, with subsequent seizures that may switch to the other side of the body. These initial seizures are frequently associated with fever. Other seizure types emerge after 12 months of age and can be quite varied. Status epilepticus – a state of continuous seizure requiring emergency medical care – may occur frequently in these children, particularly in the first five years of life. Dravet syndrome affects an estimated 1:15,700 individuals in the U.S., or 0.0064% of the population (Wu 2015). Approximately 80-90% of those, or 1:20,900 individuals, have both an SCN1A mutation and a clinical diagnosis of DS. This represents an estimated 0.17% of all epilepsies. As an area of high, unmet medical need, there currently exist only three FDA-approved medications for the treatment of DS: (1) Fintepla® (fenfluramine), which has a black-box label; (2) Diacomit® (stiripentol) and (3) Epidolex® (cannabidiol).

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs are intended to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Forward-Looking Information and Additional Cautionary Language

This news release contains statements and information that, to the extent that they are not historical fact, may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information may include financial and other projections, as well as statements regarding future plans, objectives or economic performance, or the assumption underlying any of the foregoing. Forward looking information in this news release contains information related to the planned symposium on Dravet Syndrome, and the vesting of the RSUs and release of the Common Shares distributed to directors and scientific advisory board members. This news release uses words such as “may,” “would,” “could,” “likely,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “forecast,” “project,” “estimate,” “outlook,” and other similar expressions to identify forward-looking information. The forward-looking statements and information in this news release include information relating to the Company’s progress towards first-in-human trials and the advancement of the Company’s drug candidates. Forward-looking information involves significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements and accordingly, should not be read as guarantees of future performance or results. Assumptions used to develop the forward-looking information in this news release includes, among other things, the occurrence of the Dravet Syndrome Symposium, including the participation of the individuals noted, and continued eligibility for the Company’s RSU plan by the RSU recipients and non-exercise of the Company’s buy back right should  cease being a service provider to the Company. .

Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking information in this news release and, accordingly, readers should not place undue reliance on any such forward-looking information. Further, any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The Company does not undertake any obligations to update any forward-looking information to reflect information, events, results, circumstances or otherwise after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

Investor Contacts:

Lisa Wilson

In-Site Communications, Inc.

489 Fifth Avenue, 29th Floor

New York, NY 10017

E: lwilson@insitecony.com

Josh Blacher

Bright Minds Biosciences, Inc.

19 Vestry Street

New York, NY 10013

E: josh@brightmindsbio.com